July 11, 2016
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Lauren Sprague U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-211909), Filed June 7, 2016

Ladies and Gentlemen:

Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to the special meeting of shareholders of the Westport Fund and the Westport Select Cap Fund (each a “Westport Fund” and, together the “Westport Funds”), at which the shareholders of the Funds are being asked to approve an Agreement and Plan of Reorganization under which the Funds would be reorganized into the Hennessy Cornerstone Mid Cap 30 Fund (the “Mid Cap Fund”).

On behalf of the Company, set forth below are the Company’s responses to certain oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).

General

1.   In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:  We acknowledge on behalf of the Company that (1) the Company, through its officers and trustees, are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Filing

2.   Please clarify that if the Mid Cap Fund sells shares of the Westport Funds, shareholders can expect to have higher than normal capital gains.  The Staff noted the significant unrealized depreciation in the Westport Funds.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2016

3.   Please clarify in all of the appropriate places that the Class R shareholders of the Westport Funds will not be subject to maintain the minimum amounts for the Institutional Class and will not be subject to mandatory redemption or mandatory conversion as shareholders of the Mid Cap Fund.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

4.   Please clarify whether Class R shareholders of the Westport Funds may exchange for Institutional Class shares of the other series of the Company.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

5.   On a supplemental basis, please explain how the Mid Cap Fund reconciles holding the shares it acquires from the Westport Funds until it rebalances its portfolio.

Response: We note that the Mid Cap Fund states in its prospectus that if it acquires another fund, the Fund may hold indefinitely the portfolio securities transferred to the Fund from the other fund pursuant to the acquisition (“acquired portfolio securities”) unless this violates the investment limitations of the Fund.  No investment limitations will be impacted by the proposed reorganization.  The Mid Cap Fund also discloses in its prospectus that it may sell acquired portfolio securities, in the ordinary course of business, in order to rebalance its portfolio or adjust its portfolio in accordance with its investment strategies, as specified in the prospectus, or to meet redemption requests.

6.   Consider revising the defined term for the Westport Funds from the “Funds” to the “Westport Funds,” as the Staff found it confusing.

Response:  In response to Staff’s comments, we have revised the defined term throughout the Filing.  See the attached redline.

7.   Please confirm the filing of the semi-annual reports.

Response:  The Company’s semi-annual reports were filed on July 8, 2016.

8.   Please revise the disclosure on page 1 to list the primary reasons the Westport Adviser recommended the sale.  What were the material conclusions of the strategic review?

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

9.   Please clarify if the Reorganization would occur for just one Fund if only one of the two Westport Funds approves the Agreement and Plan of Reorganization.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

10.   On page 4, please clarify what is meant by eligible investments.  At what level are the Westport holdings eligible to be held by the Mid Cap Fund?

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

11.   On a supplemental basis, please explain to the Staff why the definition of MidCap of $1 billion to $10 billion is appropriate.  The Staff is not suggesting that such a definition does not qualify as a Mid Cap Fund, but the Staff would appreciate background as to why the Company concluded it is appropriate.

Response:  It has been determined that the current threshold between $1 billion and $10 billion for the definition of mid cap issuers is reasonable and appropriate.  We note that as of a recent date, the Russell Midcap® Index, which the Mid Cap Fund uses for comparison purposes, included

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2016

companies with a market capitalization range of between approximately $147 million and $30 billion and the S&P MidCap 400 Index had a market capitalization range of between approximately $29 million and $12.8 billion.

12.   On page 8 under E, please consider putting the disclosure in a tabular format.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

13.   In the principal risk factors section, please indicate that the Mid Cap Fund is a growth fund and contrast it to the Westport Funds being value funds.  Revise the “Investment Style Risk” to be generic and not reference value investing, and add a value investing risk for the Westport Funds.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

14.   In the “High Portfolio Turnover” risk factor, please clarify that it was included because of the variation from year to year, and explain what can drive that variation, in general terms.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

15.   Please confirm that the fees are based off of the semi-annual report.

Response:  Yes, the fees presented are based off of the semi-annual report of the Mid Cap Fund.

16.   On page 14, please move the sentence about no certificated shares to come at the end of the first paragraph under item A.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

17.   On page 24, link up the paragraph on the inception date of the Institutional Class Shares to the Ten Years column in the Average Annual Total Returns Table.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

18.   On page 25, reference the length of time Neil has served as a PM for the Mid Cap Fund.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

19.   On page 35, clarify that involuntary redemption might have tax consequences and cross reference to tax discussion.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

20.   Move the disclosure on the approval of the advisory agreement to come after the disclosure on the advisory fee paid.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  See attached redline.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2016

21.   In Exhibit B, include disclosure explaining the reason for the variation in portfolio turnover found in the Mid Cap Fund’s Statement of Additional Information.

Response:  In response to Staff’s comments, we have revised the disclosure in Exhibit B of the Filing.  See attached redline.

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer